UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-14974

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1 Press Release, “Technicolor and Shanghai Film Group Sign JV Agreement to Build Advanced Digital Post Production Studio”, dated June 14, 2010.

Exhibit 2 Press Release, “Technicolor: Annual Shareholders’ Meeting of 17 June 2010”, dated June 17, 2010.

Exhibit 3 Press Release, “Technicolor, 3D partner of CANAL+ Group for 2010 FIFA World Cup”, dated June 21, 2010.

Exhibit 4 Press Release, “FON compatibility for Technicolor cable gateways”, dated June 23, 2010.

Exhibit 5 Press Release, “Technicolor Opens its New Research Lab Dedicated to Content Discovery and Personalization, in Palo Alto, California”, dated June 23, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: June 30, 2010	Title:	Corporate Secretary

Exhibit 1

PRESS RELEASE

Technicolor and Shanghai Film Group Sign JV Agreement to
Build Advanced Digital Post Production Studio

Paris (France) and Shanghai (China) - June 14, 2010 – Technicolor (Euronext Paris 18453; NYSE: TCH) today announced a joint venture with Shanghai Film Group to create a premier post-production studio to serve the fast growing demand for the film, television, advertising, and animation sectors in China.

The new joint venture between Technicolor and Shanghai Film Group, will offer services ranging from front-end processing, dailies, digital intermediates (DI), visual effects (VFX), digital cinema mastering, forensic marking (watermarking), sound mixing, animation production, film 3D, games and other services. The joint venture will also expand into other areas such as video production, management, transmission and access.

Since 1997, China has increasingly been a desirable location for Studios to shoot local Chinese language films for worldwide distribution, but also for filming American productions.  A number of productions, such as Karate Kid and Chinese Odyssey 3D, have recently been co-financed by U.S. studios and Chinese film studios.

“The growth of China’s film & TV industry are well known, and adds to the potential of such joint venture in an emergent market desiring more and diverse content,’’ said Frederic Rose, chief executive officer of Technicolor. “Building on our longstanding experience and relationships with top ranking studios and film production companies, this joint venture with Shanghai Film Group will promote the long stride of China’s film and television industry and create a Chinese-based post production studio to serve that market and others.”

“Through cooperation with a global post production leader such as Technicolor, Shanghai Film Group will be able to meet, through this newly created JV, the fast-growing demand in China and even the global market,” says Mr. Ren Zhonglun, President of Shanghai Film Group. “We are looking forward to benefit from Technicolor’s technology, industry know-how and credibility in the area of content creation on a global scale.”

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Shanghai Film Group

As one of the largest and mightiest player in China’s film industry, Shanghai Film Group oversees a broad range of subsidiaries, including Shanghai Film Studio, Shanghai Animation Film Studio, Shanghai Dubbing Studio, Shanghai Documentary Film Studio, and Shanghai Film Technology Plant. Shanghai Film Group maintains a triangular business landscape consisting of production, distribution and communication. By now, its film technical services are becoming increasingly mature, film shooting bases are being constantly improved, the film & TV culture industrial chain has basically taken shape and the industrial level has preliminarily achieved the economy of scale.

Shanghai Film Group is one of the leading giant film groups with the most complete industrial chain with quality resources of film & TV production, distribution and cinema line. It has been the mainstay of China’s film industry since its foundation six decades ago.

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Exhibit 2

PRESS RELEASE

Technicolor: Annual Shareholders’ Meeting of 17 June 2010

Paris, 17 June 2010 – The Annual Shareholders’ Meeting of Technicolor (Euronext 18453 ; NYSE : TCH) took place today, presided by Denis Ranque, Chairman of the Board of Directors, with the participation of the members of the Board of Directors and senior corporate management.

All of the resolutions submitted to the shareholders were approved, including ratification of the Board memberships of Messrs. Denis Ranque, John Roche, Bruce Hack and Mrs. Catherine Guillouard, renewal of the Board memberships of Messrs. Didier Lombard and Bruce Hack, and nomination to the Board of Mr. Lloyd Carney.

Ballot results and a presentation of the shareholders’ meeting are available at the company website: www.technicolor.com.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Exhibit 3

PRESS RELEASE

Technicolor, 3D partner of CANAL+ Group

for 2010 FIFA World Cup

Paris (France) – 21 June 2010 - Technicolor (Euronext Paris 18453; NYSE: TCH) announced that it is providing play-out services to the CANAL + Group for live 3D broadcast of 2010 FIFA World Cup matches, which began June 11 in South Africa.

Working at the Technicolor play-out facility in Saint-Cloud (France), Technicolor specialists are handling live 3D program reception and broadcast, as well as insertion of additional 3D content and commentary from CANAL + sports journalists. The broadcasts are carried on a dedicated CANAL+ 3D channel, launched June 8 by the CANAL+ Group. All the members of the expert Technicolor 3D team in St. Cloud have joined forces to meet this challenge and make the event a success.

This is the first time in France that 3D content has been broadcast live, with full play-out services, including insertion of dynamic graphics.

Frederic Rose, CEO of Technicolor, commented: “We are pleased to provide 3D services for this event to CANAL+, a major, long-standing customer. We have been able to satisfy CANAL + needs thanks to the experience gained providing broadcast play-out for all the CANAL+ thematic channels and CANAL OVERSEAS, and our expertise in 3D solutions. After attending the “Technology Fair” at our headquarters last month, CANAL + teams were impressed by the potential for innovation highlighted in our 3D demos. That led to further discussions and the decision to handle this 3D broadcast project together.”

A leader in broadcast services, Technicolor manages both recorded and live programming, handling production, play-out, postproduction and media management for broadcasters through facilities worldwide. Technicolor also offers 3D services to content creation and distribution clients, including a 3D cinema solution, services for authoring and replicating Blu-ray 3D discs, automated 3D subtitling, and auto-stereoscopic content authoring for mobile devices. In addition, one of the company’s advanced research programs is dedicated to 3D.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Exhibit 4

PRESS RELEASE

FON compatibility for Technicolor cable gateways

Network operators can offer subscribers access to the world’s largest grouping of free WiFi hotspots

Paris (France), 23 June 2010 - Technicolor (Euronext Paris: 18453; NYSE: TMS) today announced that its WiFi-enabled cable modems and broadband gateways are FON-ready. Commitment to FON means that users can join a community of more than two million subscribers worldwide able to share secure WiFi access.

The FON system depends on secure technology within the WiFi device. This enables the subscriber to open it up as a WiFi hotspot, sharing bandwidth with other users, while maintaining total security for the host’s traffic. In return, the subscriber has access to any other FON spot, anywhere in the world, for free WiFi access.

“A link with the FON system is a strong competitive advantage for the network operator, another compelling reason to attract and retain subscribers,” said Joel Hamon, Head of cable broadband product management at Technicolor. “Those subscribers need to be assured that offering their gateway as a FON spot will not impact on their own access speed and performance, which is why the enabling technology in the gateway is critical. Technicolor WiFi gateways offer this guarantee, which in turn helps our customers reap the benefits of this revenue opportunity.”

“As mobile internet becomes more and more mainstream, mobile content and applications require additional bandwidth. Users who have gadgets like the iPad or a Google Android phone seek WiFi to enjoy faster mobile internet, increasingly for entertainment. FON has built the world's largest WiFi network and collaborates with Telcos and ISPs who want to give their subscribers access to it,” said Alex Puregger, FON’s COO. “We are pleased to work with Technicolor to make their WiFi gateways FON-ready.”

FON established the concept of free shared WiFi access in 2006. Today leading broadband service providers and telco operators such as British Telecom, SFR, ZON Portugal, Time Warner and Comstar Russia offer FON-compatible services.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

About FON

FON started the free WiFi revolution in 2006 with the first Fonera router and the goal of free, ubiquitous WiFi for everyone. Today FON is the largest WiFi community in the world with over 2 million hotspots and over 4 million registered members. FON has a growing list of partners who build FON WiFi sharing functionality into their broadband routers or bundle FON products together with their own technology. British Telecom, Coral Group, eBay, Google, Index Ventures and Sequoia Capital are investors in FON.

For more information: www.fon.com

Technicolor

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

FON France

Anthony Aubry

anthony.aubry@fon.com

+33 6 27 74 14 00

Exhibit 5

PRESS RELEASE

Technicolor Opens its New Research Lab Dedicated to Content

Discovery and Personalization, in Palo Alto, California

Paris (France) – 23 June 2010 - Technicolor (Euronext Paris 18453; NYSE: TCH) announced today that it would open a new research lab dedicated to personalization of digitally delivered content and services in Palo Alto, California.

Creation of the new lab is consistent with the company’s intention to leverage its strong positions among content creators and distributors in order to provide more innovative and engaging services to users, especially within the context of the digital home. It will also serve to enhance the company’s research skills in content discovery.

The new Technicolor research lab focused on content discovery and personalization will be based in Palo Alto, California, a decision supported by the company’s Scientific Advisory Board. The San Francisco Bay Area was selected for the scientific excellence of its universities, including Technicolor’s established relationship with Stanford, and for the potential for interaction within the Silicon Valley technology ecosystem.

Technicolor’s Scientific Advisory Board, created in 2009, consists of internationally renowned researchers as well as media and entertainment industry technical experts. Its mission is to reinforce the company’s technological leadership.

The new Palo Alto lab will open during the fourth quarter of 2010.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com